

July 11, 2025

Leann Koh Bee Khee
Chief Executive Officer
ELC Group Holdings Ltd.
745 Lor 5 Toa Payoh
#03-02 The Lifeline Building
Singapore 319455

> **Re: ELC Group Holdings Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed July 9, 2025**
> **File No. 333-285524**

Dear Leann Koh Bee Khee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Use of Proceeds, page 33

1.   You appear to be stating gross proceeds. Please revise to present the net proceeds consistent with the $3.6 million on page 35.

      Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Taylor Beech at 202-551-4515 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services